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                                                                      EXHIBIT 27


(c) 1999 PR Newswire Association Inc. All rights reserved.

       Damen Financial Corporation Announces Change of Annual Meeting Date

12:32 EST
WORD COUNT:  101

SCHAUMBURG,  Ill. Dec. 24 /PRNewswire/ -- Damen Financial  Corporation  (Nasdaq:
DFIN), a $230 million asset bank holding company, headquartered in Schaumburg, Ill., announced today that it has changed the date of its annual meeting for the fiscal year ended September 30, 1998 from January 25, 1999 to February 26, 1999.

Damen Financial Corporation is the holding company for Damen National Bank, which is headquartered in Schaumburg, Ill. The Bank serves the communities in its market areas through offices located in Schaumburg, Chicago and Burbank, Ill.

SOURCE:  Damen Financial Corporation

CONTACT:  Janine M. Poronsky, EVP of Damen Financial Corporation, 847-882-5320